Exhibit 7.02

June 21, 2015

2015年6月21日

The Board of Directors

Vimicro International Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

董事会

中星微电子集团

北京市海淀区学院路35号

世宁大厦16层，100191

Dear Members of Board of Directors:

尊敬的董事会成员：

We, Zhonghan (John) Deng, chairman of the board of directors (the "Board") and chief executive officer and Zhaowei (Kevin) Jin,co-chief executive officer and a member of the Board of Vimicro International Corporation (the "Company") (the "Buyer Group"),are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares (the "Shares") of the Company not already owned by Buyer Group or their respective affiliates in a transaction (the "Acquisition") described below.

我们，中星微电子集团（“公司”）的董事会主席及首席执行官邓中翰及联合首席执行官及董事会成员金兆玮（“买方集团”），在此高兴地向董事会提交该初步的不具有法律约束力的收购尚未由买方集团或其关联方持有的公司所有发行在外的普通股（“股份”）的提案（“收购”），具体条款如下。

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 22.7% above the average closing price of the Company's ADSs over the last 90 trading days.

我们相信我们提议的价格为公司股东提供了一个有吸引力的机会。该价格代表了过去90个交易日公司ADS平均收盘价格的溢价22.7%.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

我们准备进行收购的条款及条件如下。我们有信心可以按照本信函所列条款完成收购。

1.	Consortium. We will form an acquisition vehicle for the purpose of implementing the Acquisition. Please also note that the Buyer Group is currently interested only in pursuing the Acquisition and is not interested in selling their shares in any other transaction involving the Company.

财团。我们将组建一个收购实体以执行该收购。请注意买方集团目前只对完成收购感兴趣而不对在公司的其它交易中出售其股份感兴趣。

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$13.5 per American Depositary Share of the Company ("ADS", each representing four Shares), or US$3.375 per Share, in cash.

购买价格。我们提议的收购股份的对价为每美国存托股票（“ADS”，每份ADS代表四股股份）13.5美元或每股3.375美元，以现金形式支付。

3.	Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

融资。我们计划以债权融资和股权融资相结合的方式进行收购的融资。股权融资将由买方集团以现金及置换公司股权的方式进行。债权融资将由第三方金融机构提供贷款。我们有信心可以按时取得适当的融资以完成收购。

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

尽职调查。提供融资的各方将要求有一个及时的机会来对公司进行惯常的尽职调查。我们请求公司董事会提供该等尽职调查的条件并批准向债权融资或股权融资的提供方提供公司及其业务相关的保密信息（受制于惯常的保密协议）。

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

最终协议。我们已经准备好尽快进行谈判并达成最终协议（“最终协议”）。该提案受制于最终协议的签署。这些文件将包括该类型交易的典型条款。

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

保密。买方集团将根据法律的要求即刻提交Schedule 13D备案。我们相信，在我们签署最终协议或终止就收购的讨论之前，各方以保密的方式开展对收购的讨论（法律另有要求的除外）是符合各方利益的。

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

程序。我们相信收购将给公司的股东带来价值。我们当然承认董事会将在决定是否赞同该收购前对该收购进行独立的评估。就该提议的收购，您应该知道我们只对收购买方集团尚未拥有的公司已发行股份感兴趣，买方集团并不计划出售其公司股份给第三方。

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

没有约束力的承诺。本信函仅表明我们的初步意向，不构成有关收购的有约束力的要约、协议或承诺。该等承诺只在签署最终协议后产生，并且承诺的具体条款将在最终协议中约定。

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

最后，我们想表明我们同各方一起合作从而实现并尽快完成收购的承诺。如您对该提案有任何问题，请随时与我们联系。我们期待着与您沟通。

Sincerely,

此致，

Zhonghan (John) Deng

邓中翰

Zhaowei (Kevin) Jin

金兆玮